UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No.             )

ECHELON ACQUISITION CORP.

(Name of Issuer)

C0MMON STOCK

(Title of Class of Securities)

NOT APPLICABLE

(CUSIP Number)

Soloman Lam 11863 Wimbledon Circle, #418 Wellington, FL 33414 (413) 831-2552 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 7, 2004

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_] Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

	(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

		SOLOMAN LAM

	(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a) (b)

	(3)	SEC Use Only

	(4)	Source of Funds (See Instructions):

	(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	(6)	Citizenship or Place of Organization:	US

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power:	148,000

	(8)	Shared Voting Power:	0

	(9)	Sole Dispositive Power:	148,000

	(10)	Shared Dispositive Power:	0

	(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	148,000

	(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	N/A

	(13)	Percent of Class Represented by Amount in Row (11):	100%

	(14)	Type of Reporting Person:	IN

ITEM 1.      SECURITY ISSUER.

Echelon Acquisition Corp.
11863 Wimbledon Circle, #418
Wellington, Florida 33414

ITEM 2.      IDENTITY AND BACKGROUND.

(a)	Name:	Soloman Lam

(b)	Residence or business address:	11863 Wimbledon Circle, #418 Wellington, FL 33414

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;	Mr. Lam is an officer and director of the company;

(d)	Whether or not, during the last five years, such person has
been convicted in a criminal proceeding (excluding traffic
violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty
	imposed, or other disposition of the case;	Mr. Lam has not been convicted in a criminal proceeding within the last 5 years;

(e)	Whether or not, during the past five years, such person
was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws oir finding any violation
with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms
	of such judgment, decree or final order; and	Mr. Lam has not been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on findings any violation with respect to such laws; and

(f)	Citizenship.	Mr. Lam is a citizen of US.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Soloman Lam, acquired 148,000 shares of the Issuer on July 27, 2004 for services rendered as the founder of the Issuer.

ITEM 4.      PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person was issued to the founding shareholder for services rendered. Common stock is the only outstanding class of shares of the Issuer.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

Soloman Lam acquired 148,000 of the issued and outstanding common shares of the Issuer. After Mr. Lam's acquisition, such amount represented 100% of the total issued and outstanding common shares of the Issuer.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 7, 2004

Date

/s/  Soloman Lam

Signature

SOLOMAN LAM

Name and Title